As filed with the Securities and Exchange Commission on September 13, 2017

Securities Act File No. 333-214767

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

(Check appropriate box or boxes)

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

Hercules Capital, Inc.

(formerly known as Hercules Technology Growth Capital, Inc.)

(Exact name of Registrant as specified in charter)

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (650) 289-3060

Manuel A. Henriquez

Chief Executive Officer

Hercules Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(Name and address of agent for service)

COPIES TO:

William Bielefeld

Ian Hartman

Jay Alicandri

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-214767) of Hercules Capital, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The following financial statements of Hercules Capital, Inc. (the “Company” or the “Registrant”) are included in this registration statement in “Part A—Information Required in a Prospectus”:

AUDITED FINANCIAL STATEMENTS
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Assets and Liabilities as of December 31, 2016 and 2015	F-3
Consolidated Statements of Operations for the three years ended December 31, 2016	F-5
Consolidated Statements of Changes in Net Assets for the three years ended December 31, 2016	F-6
Consolidated Statements of Cash Flows for the three years ended December 31, 2016	F-7
Consolidated Schedule of Investments as of December 31, 2016	F-8
Consolidated Schedule of Investments as of December 31, 2015	F-25
Notes to Consolidated Financial Statements	F-40
Consolidated Schedule of Investments In and Advances to Affiliates as of December 31, 2016	F-84

UNAUDITED FINANCIAL STATEMENTS
Consolidated Statements of Assets and Liabilities as of June 30, 2017 and December 31, 2016 (unaudited)	F-85
Consolidated Statements of Operations for the three and six months ended June 30, 2017 and 2016 (unaudited)	F-87
Consolidated Statements of Changes in Net Assets for the six months ended June 30, 2017 and 2016 (unaudited)	F-88
Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016 (unaudited)	F-89
Consolidated Schedule of Investments as of June 30, 2017 (unaudited)	F-90
Consolidated Schedule of Investments as of December 31, 2016 (unaudited)	F-106
Notes to Consolidated Financial Statements (unaudited)	F-123
Consolidated Schedule of Investments In and Advances to Affiliates as of June 30, 2017	F-161

2. Exhibits

Exhibit Number	Description

a.1	Articles of Amendment and Restatement.(2)

a.2	Articles of Amendment, dated March 6, 2007.(10)

a.3	Articles of Amendment, dated April 5, 2011.(17)

a.4	Articles of Amendment, dated April 3, 2015.(29)

a.5	Articles of Amendment, dated February 25, 2016.(34)

b	Amended and Restated Bylaws of Hercules Capital, Inc.(34)

d.1	Specimen certificate of the Company’s common stock, par value $.001 per share.(3)

d.2	Form of Indenture and related exhibits.(18)

d.3	Form of Warrant Agreement.(18)

d.4	Form of Subscription Agent Agreement.(18)

Exhibit Number	Description

d.5	Form of Subscription Certificate.(18)

d.6	Statement of Eligibility of Trustee on Form T-1.(47)

d.7	Indenture, dated March 6, 2012 between the Registrant and U.S. Bank National Association.(19)

d.8	First Supplemental Indenture, dated April 17, 2012 between the Registrant and U.S. Bank, National Association.(19)

d.9	Second Supplemental Indenture, dated as of September 24, 2012, between the Registrant and U.S. Bank, National Association.(21)

d.10	Third Supplemental Indenture, dated as of July 14, 2014, between the Registrant and U.S. Bank, National Association.(26)

d.11	Form of 7.00% Senior Note due 2019, dated as of April 17, 2012 (Existing April 2019 Note) (included as part of Exhibit (d)(8)).(19)

d.12	Form of 7.00% Senior Note due 2019, dated as of July 6, 2012 (Additional April 2019 Note).(20)

d.13	Form of 7.00% Senior Note due 2019, dated as of July 12, 2012 (Over-Allotment April 2019 Note).(23)

d.14	Form of 7.00% Senior Note due 2019, dated as of September 24, 2012 (September 2019 Note) (included as part of Exhibit (d)(9)).(21)

d.15	Form of 7.00% Senior Note due 2019, dated as of October 2, 2012 (Over-Allotment September 2019 Note).(22)

d.16	Form of 7.00% Senior Note due 2019, dated as of October 17, 2012 (Over-Allotment II September 2019 Note).(24)

d.17	Form of 6.25% Note due 2024, dated July 14, 2014 (July 2024 Note) (included as part of Exhibit (d)(10)).(26)

d.18	Form of 6.25% Note due 2024, dated August 11, 2014 (Over-Allotment July 2024 Note).(27)

d.19	Form of 6.25% Note due 2024, dated May 2, 2016 (Additional July 2024 Note).(38)

d.20	Form of 6.25% Note due 2024, June 27, 2016 (Additional July 2024 Note).(39)

d.21	Form of 6.25% Note due 2024, July 5, 2016 (Additional July 2024 Note).(40)

d.22	Form of 6.25% Note due 2024, October 11, 2016 (Additional July 2024 Note).(43)

d.23	Indenture, dated January 25, 2017, between Hercules Capital, Inc. and U.S. Bank, National Association, as Trustee(45)

d.24	Form of 4.375% Convertible Note Due 2022 (included as part of Exhibit d.23)(45)

e	Form of Dividend Reinvestment Plan.(4)

f.1	Loan Sale Agreement between Hercules Funding LLC and Hercules Technology Growth Capital, Inc. dated as of August 1, 2005.(5)

f.2	Indenture between Hercules Funding Trust I and U.S. Bank National Association dated as of August 1, 2005.(5)

f.3	Note Purchase Agreement among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc. and Citigroup Global Markets Realty Corp. dated as of August 1, 2005.(5)

Exhibit Number	Description

f.4	First Omnibus Amendment by and among Hercules Funding Trust I, Hercules Funding I, LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc. and Citigroup Global Markets Realty Corp. dated March 6, 2006.(6)

f.5	Intercreditor Agreement among Hercules Technology Growth Capital, Inc., Alcmene Funding, L.L.C. and Citigroup Global Markets Realty Corp. dated as of March 6, 2006.(6)

f.6	Warrant Participation Agreement between the Company and Citigroup Global Markets Realty Corp. dated as of August 1, 2005.(7)

f.7	Second Amendment to Warrant Participation Agreement dated as of October 16, 2006.(7)

f.8	Second Omnibus Amendment by and among Hercules Funding Trust I, Hercules Funding I, LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc. and Citigroup Global Markets Realty Corp. dated December 6, 2006.(8)

f.9	Amended and Restated Sale and Servicing Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, the Company, U.S. Bank National Association, Lyon Financial Services, Inc., Citigroup Global Markets Inc., and Deutsche Bank AG dated as of May 2, 2007.(11)

f.10	Fourth Amendment to the Warrant Participation Agreement by and among Hercules Technology Growth Capital, Inc. and Citigroup Global Markets Realty Corp., dated as of May 2, 2007.(12)

f.11	Amended and Restated Note Purchase Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc. and Citigroup Global Markets, Inc. dated as of May 2, 2007.(12)

f.12	First Amendment to Amended and Restated Note Purchase Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc. and Citigroup Global Markets, Inc. dated as of May 7, 2008.(14)

f.13	Second Amendment to Amended and Restated Sale and Servicing Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc., Citigroup Global Markets Inc., and Deutsche Bank AG dated as of May 7, 2008.(14)

f.14	Form of SBA Debenture.(15)

f.15	Amended and Restated Loan and Security Agreement by and among Hercules Funding II, LLC, the Lenders thereto and Wells Fargo Capital Finance, LLC, dated as of June 29, 2015.(31)

f.16	Amended and Restated Sales and Servicing Agreement among Hercules Funding II, LLC, Hercules Technology Growth Capital, Inc. and Wells Fargo Capital Finance, LLC, dated as of June 29, 2015.(31)

f.17	Amended and Restated Loan and Security Agreement by and between Hercules Technology Growth Capital, Inc. and Union Bank, N.A. dated November 2, 2011.(16)

f.18	Indenture by and between Hercules Capital Funding Trust 2012-1 and U.S. Bank National Association, dated as of December 19, 2012.(25)

f.19	Amended and Restated Trust Agreement by and between Hercules Capital Funding 2012-1 LLC and Wilmington Trust, National Association, dated as of December 19, 2012.(25)

f.20	Sale and Servicing Agreement by and between Hercules Capital Funding 2012-1 LLC, Hercules Capital Funding Trust 2012-1 LLC, Hercules Technology Growth Capital, Inc. and U.S. Bank National Association, dated as of December 19, 2012.(25)

Exhibit Number	Description

f.21	Sale and Contribution Agreement by and between Hercules Technology Growth Capital, Inc. and Hercules Capital Funding 2012-1 LLC, dated as of December 19, 2012.(25)

f.22	Note Purchase Agreement by and between the Hercules Technology Growth Capital, Inc., Hercules Capital Funding 2012-1 LLC, as Trust Depositor, Hercules Capital Funding Trust 2012-1, as Issuer, and Guggenheim Securities, LLC, as Initial Purchaser, dated as of December 12, 2012.(25)

f.23	Administration Agreement by and between Hercules Capital Funding Trust 2012-1LLC, Hercules Technology Growth Capital, Inc, Wilmington Trust, National Association, and U.S. Bank National Association, dated as of December 19, 2012.(25)

f.24	Indenture by and among Hercules Capital Funding Trust 2014-1 and U.S. Bank National Association, dated as of November 13, 2014.(28)

f.25	Amended and Restated Trust Agreement by and among Hercules Capital Funding 2014-1 LLC and Wilmington Trust, National Association, dated as of November 13, 2014.(28)

f.26	Sale and Servicing Agreement by and among Hercules Capital Funding Trust 2014-1, Hercules Technology Growth Capital, Inc., Hercules Capital Funding 2014-1 LLC and U.S. Bank National Association, dated as of November 13, 2014.(28)

f.27	Sale and Contribution Agreement by and among Hercules Technology Growth Capital, Inc. and Hercules Capital Funding 2014-1 LLC, dated as of November 13, 2014.(28)

f.28	Note Purchase Agreement among Hercules Technology Growth Capital, Inc., Hercules Capital Funding 2014-1 LLC, Hercules Capital Funding Trust 2014-1 and Guggenheim Securities, LLC, dated as of November 4, 2014.(28)

f.29	Administration Agreement among Hercules Technology Growth Capital, Inc., Hercules Capital Funding Trust 2014-1, Wilmington Trust National Association and U.S. Bank National Association, dated November 13, 2014.(28)

f.30	First Amendment to Amended and Restated Loan and Security Agreement by and among Hercules Funding II LLC and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated as of December 16, 2015.(33)

f.31	First Amendment and Waiver to Second Amended and Restated Loan and Security Agreement by and among Hercules Technology Growth Capital, Inc. and MUFG Union Bank, N.A., dated as of November 3, 2015.(32)

f.32	Second Amendment to Amended and Restated Loan and Security Agreement by and among Hercules Funding II LLC and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated as of March 8, 2016.(35)

f.33	Third Amendment to Amended and Restated Loan and Security Agreement by and among Hercules Funding II LLC and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated as of April 7, 2016.(36)

f.34	Loan and Security Agreement by and among Hercules Funding III, LLC, as borrower, MUFG Union Bank, N.A., as the arranger and administrative agent, and the lenders party thereto from time to time, dated as of May 5, 2016.(37)

f.35	Sale and Servicing Agreement by and among Hercules Funding III LLC, as borrower, Hercules Capital, Inc., as originator and servicer, and MUFG Union Bank, N.A., as agent, dated as of May 5, 2016.(37)

f.36	First Amendment to Loan and Security Agreement by and among Hercules Funding III LLC, as borrower, MUFG Union Bank, N.A., as the arranger and administrative agent, and the lenders party thereto from time to time, dated as of July 14, 2016.(41)

Exhibit Number	Description

f.37	Fourth Amendment to Amended and Restated Loan and Security Agreement by and among Hercules Funding II LLC and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated as of April 3, 2017.(46)

h.1	Form of Equity Underwriting Agreement.(30)

h.2	Form of Debt Underwriting Agreement.(30)

h.3*	Equity Distribution Agreement, dated as of September 8, 2017, by and among the Registrant and JMP Securities LLC.

h.4	Underwriting Agreement, dated as of June 22, 2016, by and among the Registrant and the Underwriters named therein.(39)

h.5	Debt Distribution Agreement, dated as of October 11, 2016, by and among the Registrant and FBR Capital Markets & Co.(43)

i.1	Hercules Capital, Inc. Amended and Restated 2004 Equity Incentive Plan.(44)

i.2	Hercules Technology Growth Capital, Inc. 2006 Non-Employee Director Plan (2007 Amendment and Restatement).(13)

i.3	Form of Incentive Stock Option Award under the 2004 Equity Incentive Plan.(2)

i.4	Form of Nonstatutory Stock Option Award under the 2004 Equity Incentive Plan.(2)

i.5	Form of Restricted Stock Award Agreement.(44)

i.6	Form of Performance Restricted Stock Unit Award Agreement.(44)

j	Form of Custody Agreement between the Company and Union Bank of California.(2)

k.1	Form of Registrar Transfer Agency and Service Agreement between the Company and American Stock Transfer & Trust Company.(2)

k.2	Warrant Agreement dated June 22, 2004 between the Company and American Stock Transfer & Trust Company, as warrant agent.(1)

k.3	Lease Agreement dated June 13, 2006 between the Company and 400 Hamilton Associates.(9)

k.4	Form of Indemnification Agreement.(42)

l.1	Opinion of Dechert LLP.(47)

l.2*	Opinion of Dechert LLP.

n.1	Consent of PricewaterhouseCoopers LLP.(47)

n.2	Report of PricewaterhouseCoopers LLP.(47)

n.3	Consent of Dechert LLP (included in Exhibit l).(47)

p	Subscription Agreement dated February 2, 2004 between the Company and the subscribers named therein.(2)

r	Code of Ethics.(2)

s.1	Form of Prospectus Supplement For Common Stock Offerings.(30)

s.2	Form of Prospectus Supplement For Preferred Stock Offerings.(30)

s.3	Form of Prospectus Supplement For Debt Offerings.(30)

s.4	Form of Prospectus Supplement For Rights Offerings.(30)

s.5	Form of Prospectus Supplement For Warrant Offerings.(30)

s.6	Form of Prospectus For At-the-Market Offerings.(30)

99.1	Statement of Computation of Ratios of Earnings to Fixed Charges.(47)

*	Filed herewith.
(1)	Previously filed as part of the Registration Statement on Form N-2 of the Company, as filed on February 22, 2005.
(2)	Previously filed as part of Pre-Effective Amendment No. 1, as filed on May 17, 2005 (File No. 333-122950) to the Registration Statement on Form N-2 of the Company.
(3)	Previously filed as part of Pre-Effective Amendment No. 2, as filed on June 8, 2005 (File No. 333-122950) to the Registration Statement on Form N-2 of the Company.
(4)	Previously filed as part of Post-Effective Amendment No. 1, as filed on June 10, 2005 (File No. 333-122950) to the Registration Statement on Form N-2 of the Company.
(5)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on August 5, 2005.
(6)	Previously filed as part of Post-Effective Amendment No. 3, as filed on March 9, 2006 (File No. 333-126604) to the Registration Statement on Form N-2 of the Company.
(7)	Previously filed as part of the Pre-Effective Amendment No. 1, as filed on October 17, 2006 (File No. 333-136918) to the Registration Statement on Form N-2 of the Company.
(8)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on December 6, 2006.
(9)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on August 1, 2006.
(10)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed March 9, 2007.
(11)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed May 4, 2007.
(12)	Previously filed as part of the Pre-Effective Amendment No. 1, as filed May 15, 2007 (File No. 333-141828), to the Registration Statement on Form N-2 of the Company.
(13)	Previously filed as part of the Securities to be Offered to Employees in Employee Benefit Plans on Form S-8, as filed October 2, 2007.
(14)	Previously filed as part of the Pre-Effective Amendment No. 2, as filed June 5, 2008 (File No. 333-150403), to the Registration Statement on Form N-2 of the Company.
(15)	Previously filed as part of the Annual Report on Form 10-K of the Company, as filed on March 16, 2009.
(16)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on November 4, 2011.
(17)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on April 11, 2011.
(18)	Previously filed as part of the Registration Statement on Form N-2 of the Company, as filed on February 8, 2012 (File No. 333-179431).
(19)	Previously filed as part of Post-Effective Amendment No. 1, as filed on April 17, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(20)	Previously filed as part of Post-Effective Amendment No. 2, as filed on July 6, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(21)	Previously filed as part of Post-Effective Amendment No. 5, as filed on September 24, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(22)	Previously filed as part of Post-Effective Amendment No. 7, as filed on October 2, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(23)	Previously filed as part of Post-Effective Amendment No. 3, as filed on July 12, 2012 (File No. 333-179431), to the Registration Statement of the Company.
(24)	Previously filed as part of Post-Effective Amendment No. 8, as filed on October 17, 2012 (File No. 333-179431), to the Registration Statement on Form N-2 of the Company.
(25)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on December 20, 2012.
(26)	Previously filed as part of Post-Effective Amendment No. 5, as filed on July 14, 2014 (File No. 333-187447), to the Registration Statement on Form N-2 of the Company.
(27)	Previously filed as part of Post-Effective Amendment No. 6, as filed on August 11, 2014 (File No. 333-187447), to the Registration Statement on Form N-2 of the Company.
(28)	Previously filed as part of Post-Effective Amendment No. 8, as filed on March 25, 2015 (File No. 333-187447), to the Registration Statement on Form N-2 of the Company.
(29)	Previously filed as part of the Registration Statement on Form N-2 of the Company, as filed on April 20, 2015 (File No. 333-203511).
(30)	Previously filed as part of Pre-Effective Amendment No. 1, as filed on June 8, 2015 (File No 333-203511), to the Registration Statement on Form N-2 of the Company.
(31)	Previously filed as part of the current report on Form 8-K of the Company, as filed on June 30, 2015.
(32)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on November 13, 2015.
(33)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on December 18, 2015.
(34)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on February 25, 2016.
(35)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on March 8, 2016
(36)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on April 11, 2016
(37)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on May 10, 2016.
(38)	Previously filed as part of Post-Effective Amendment No. 3, as filed on May 2, 2016 (File No. 333-203511), to the Registration Statement on Form N-2 of the Company.
(39)	Previously filed as part of Post-Effective Amendment No. 6, as filed on June 27, 2016 (File No. 333-203511), to the Registration Statement on Form N-2 of the Company.
(40)	Previously filed as part of Post-Effective Amendment No. 7, as filed on July 5, 2016 (File No. 333-203511), to the Registration Statement on Form N-2 of the Company.

(41)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on July 19, 2016.
(42)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on July 22, 2016.
(43)	Previously filed as part of the Post-Effective Amendment No. 10, as filed on October 14, 2016 (File No. 333-203511), to the Registration Statement on Form N-2 of the Company.
(44)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on January 5, 2017.
(45)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on January 25, 2017.
(46)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on April 7, 2017.
(47)	Previously filed as part of the Registration Statement on Form N-2 of the Company, as filed on September 5, 2017 (File No. 333-214767).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in any prospectus supplement if any, accompanying this prospectus.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with the offering (excluding placement fees):

	Amount
SEC registration fee	$69,540	*
FINRA filing fee	90,500
NYSE listing fee	182,778
Accounting fees and expenses	108,000
Legal fees and expenses	310,000
Printing expenses	65,000
Miscellaneous	7,000

Total	$832,818

Note: Except the SEC registration fee and the FINRA filing fee, all listed amounts are estimates.

*	This amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.

Item 28. Persons Controlled by or Under Common Control

Hercules Technology SBIC Management, LLC is a wholly owned subsidiary of the Company. Hercules Technology SBIC Management, LLC is the general partner of Hercules Technology II, L.P., Hercules Technology III, LP and Hercules Technology IV, LP and the Company owns substantially all of the limited partnership interests in Hercules Technology II, L.P. Hercules Technology III, L.P. and Hercules Funding II, LLC, Hercules Funding III, LLC, Hercules Technology Management Co. II, Inc., Hercules Technology Management Co. III, Inc., Hercules Technology Management Co. V, Inc., Hercules Technology II, LLC, Hercules Capital Funding Trust 2014-1, Hercules Capital Funding 2014-1 LLC, Achilles Technology Management Co., Inc., Achilles Technology Management Co I, Inc., Achilles Technology Management Co II, Inc. HercGamma, Inc., HercGamma I, LLC and Deuteros I, LLC are wholly owned subsidiaries of the Company. Accordingly, the Company may be deemed to control, directly or indirectly, the following entities:

Name	Jurisdiction of Organization
Hercules Technology II, L.P.	Delaware
Hercules Technology III, L.P.	Delaware
Hercules Technology IV, L.P.	Delaware
Hercules Technology SBIC Management, LLC	Delaware
Hercules Funding II, LLC	Delaware
Hercules Funding III, LLC	Delaware
Hercules Technology Management Co II, Inc.	Delaware
Hercules Technology Management Co III, Inc.	Delaware
Hercules Technology Management Co V, Inc.	Delaware
Hercules Technology II LLC	Delaware
Hercules Capital Funding Trust 2014-1	Delaware
Hercules Capital Funding 2014-1 LLC	Delaware
Achilles Technology Management Co., Inc.	Delaware
Achilles Technology Management Co I, Inc.	Delaware
Achilles Technology Management Co II, Inc.	Delaware
HercGamma, Inc.	Delaware
HercGamma I, LLC.	Delaware
Deuteros I, LLC.	Delaware

All of the entities are included in the Company’s consolidated financial statements as of June 30, 2017 except Achilles Technology Management Co II, Inc. and HercGamma, Inc. The Company’s investments in Achilles Technology Management Co II, Inc. and HercGamma, Inc. are carried on the consolidated statement of assets and liabilities at fair value and are classified as control investments.

Item 29. Number of Holder of Securities

The following table sets forth the approximate number of shareholders of the Company’s common stock as of August 10, 2017:

Title of Class	Number of Record Holders
Common stock, par value $.001 per share	55,800

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate itself to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at its request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, under certain circumstances and provided certain conditions have been met, to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at its request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, under certain circumstances and provided certain conditions have been met, to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and, under certain circumstances and provided certain conditions have been met, advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of its predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Additionally, the Registrant will not indemnify any person with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in the best interests of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Company carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis of up to $3,000,000, subject to a $250,000 retention and the other terms thereof.

The Company has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

Item 31. Business and Other Connections of Investment Advisor

Not applicable.

Item 32. Location of Accounts and Records

The Company maintains at its principal office, 400 Hamilton Avenue Suite 310 Palo Alto, CA 94301, physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

The Registrant undertakes:

1.	to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the NAV declines more than ten percent from its NAV as of the effective date of the registration statement or (b) the NAV increases to an amount greater than the net proceeds (if applicable) as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

ii.	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iii.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

f.	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its NAV per share and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations;

5.	Not applicable.

6.	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, and State of California, on the 13th day of September, 2017.

HERCULES CAPITAL, INC.

/S/ MANUEL A. HENRIQUEZ
Manuel A. Henriquez Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MANUEL A. HENRIQUEZ Manuel A. Henriquez	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	September 13, 2017

/S/ MARK R. HARRIS Mark R. Harris	Chief Financial Officer (principal financial and accounting officer)	September 13, 2017

* Allyn C. Woodward, Jr.	Director	September 13, 2017

* Robert P. Badavas	Director	September 13, 2017

* Thomas J. Fallon	Director	September 13, 2017

* Susanne D. Lyons	Director	September 13, 2017

* Joseph F. Hoffman	Director	September 13, 2017

* Doreen Woo Ho	Director	September 13, 2017

*By:	/S/ MANUEL A. HENRIQUEZ
Name: Manuel A. Henriquez
Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

h.3*	Equity Distribution Agreement, dated as of September 8, 2017, by and among the Registrant and JMP Securities LLC.

l.2*	Opinion of Dechert LLP.

*	Filed herewith.